UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Savings Plan

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2014 consists of the audited financial statements of the Kemper Corporation 401(k) Savings Plan (the “Plan”) for the year ended December 31, 2014 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrative Committee and Participants of Kemper Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of (1) assets (held at end of year) as of December 31, 2014, and (2) delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Chicago, IL
June 16, 2015

Kemper Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013
(Dollars in Thousands)

	2014	2013
Assets:
Participant-directed Investments at Fair Value (See Notes 3 and 4)	$340,579	$333,282
Total Investments	340,579	333,282
Notes Receivable from Participants	8,509	8,988
Employer Contributions Receivable	43	132
Participant Contributions Receivable	89	349
Net Assets Reported with Investments at Fair Value	349,220	342,751
Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts (See Note 1)	(920)	(565)
Net Assets Available for Benefits	$348,300	$342,186
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $428	$5,376
Participant Contributions	17,137
Dividends from Mutual Fund Shares	11,063
Interest from Notes Receivable from Participants	364
Dividends from Common Stock	433
Net Appreciation of Investments	6,216
Total Additions to Net Assets	40,589
Deductions From Net Assets Attributed to:
Benefits Provided to Participants	34,252
Investment Expenses	222
Other	1
Total Deductions from Net Assets	34,475
Increase in Net Assets Available for Benefits	6,114
Net Assets Available for Benefits, Beginning of the Year	342,186
Net Assets Available for Benefits, End of the Year	$348,300
The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies and Changes
The financial statements of the Kemper Corporation 401(k) Savings Plan (the “Plan”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such changes could materially affect the future value of participants’ account balances and such future values could be materially different from the amounts reported in the financial statements.
Significant Accounting Policies
Participant-directed Investments, which include collective trusts, an employee stock ownership (“ESOP”) fund and mutual fund shares, are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts that do not own fully benefit-responsive investment contracts as a practical expedient for determining fair value. The fair value of the ESOP fund is generally valued using quoted market prices of the underlying common stock. Participants are generally able to change investment options on a daily basis without restrictions.
The Wells Fargo Stable Return Fund N is a common collective trust that owns fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fund at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive investment contracts owned by the fund. The Plan uses net asset value of the shares held by the Plan as a practical expedient for determining fair value, whereas contract value represents principal plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the Wells Fargo Stable Return Fund N are generally executed on a contract value basis. The Plan believes that events that would cause the Wells Fargo Stable Return Fund N to transact at less than contract value are not probable of occurring.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Loans from participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.
Loan administration fees are charged directly to the applicable participant’s account and are in included in investment expenses. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. All other administrative expenses of the Plan are paid by Kemper Corporation (“Kemper” or the “Company”).
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $61 thousand and $102 thousand at December 31, 2014 and 2013, respectively.

Notes to the Financial Statements (continued)

Note 2 – Plan Description
The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Kemper provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant.
Participant contributions, including rollover contributions, and earnings thereon are 100% vested. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $56 thousand and $60 thousand at December 31, 2014 and 2013, respectively.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Notes to the Financial Statements (continued)

Note 3 – Investments
All investments are directed by participants and held by the Plan’s trustee. Participants were permitted to invest in one or more of the following investments during 2014:

Investment	Sponsor
Wells Fargo Stable Return Fund (N)	Wells Fargo Bank, N.A.
WF/Blackrock International Equity Index CIT (N)	Wells Fargo Bank, N.A.
WF/Blackrock S&P 500 Index CIT (N)	Wells Fargo Bank, N.A.
WF/MFS Value CIT (N)	Wells Fargo Bank, N.A.
Baron Small Cap Fund (I)	BAMCO, Inc.
Delaware Emerging Markets Fund (I)	Delaware Investments
Dreyfus Appreciation Fund	The Dreyfus Corporation
John Hancock Disciplined Value Mid Cap Fund (R6) (previously named the John Hancock Disciplined Value Mid Cap Fund (I) and renamed as a result of a share class change)	John Hancock Advisers, LLC
Janus Overseas Fund (I)	Janus Capital Management LLC
JP Morgan Large Cap Growth Fund (R6)	JP Morgan Investment Management Inc.
Perkins Small Cap Value Fund (N) (previously named the Perkins Small Cap Value Fund (I) and renamed as a result of a share class change)	Janus Capital Management LLC
Prudential Jennison Mid Cap Growth Fund (Z)	Prudential Investments LLC
PIMCO Total Return Fund (I)	PIMCO
Invesco Equity and Income Fund (R6) (previously named the Invesco Equity and Income Fund (R5) and renamed as a result of a share class change)	Invesco Advisers, Inc.
Vanguard Target Retirement Income Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2010 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2020 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2030 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2040 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2050 Fund	The Vanguard Group, Inc.
Kemper Employee Stock Ownership Plan Fund (“the Kemper ESOP Fund”)
In addition to its investment in Kemper Corporation common stock, the Kemper ESOP Fund had investments of $72 thousand and $314 thousand in the Wells Fargo Short-term Investment Fund (S) at December 31, 2014 and 2013, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants.
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2014 were:

(Dollars in Thousands)	Party-in- Interest	Amount
Wells Fargo Stable Return Fund (N)	*	$66,224
WF/Blackrock S&P 500 Index CIT (N)	*	53,418
PIMCO Total Return Fund (I)		25,203
JP Morgan Large Cap Growth Fund (R6)		23,508
Invesco Equity and Income Fund (R6)		17,554

Notes to the Financial Statements (continued)

Note 3 – Investments (continued)
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2013 were:

(Dollars in Thousands)	Party-in Interest	Amount
Wells Fargo Stable Return Fund (N)	*	$69,829
WF/Blackrock S&P 500 Index CIT (N)	*	26,799
PIMCO Total Return Fund (I)		26,118
Dreyfus Appreciation Fund	*	22,446
JP Morgan Large Cap Growth Fund (R6)		21,423
Kemper ESOP Fund	*	19,297
Janus Overseas Fund (I)		17,826
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

(Dollars in Thousands)	Party-in- Interest	Amount
WF/Blackrock S&P 500 Index CIT (N)	*	$4,073
JP Morgan Large Cap Growth Fund (R6)		1,935
John Hancock Disciplined Value Mid Cap Fund (R6)		1,525
Dreyfus Appreciation Fund	*	1,478
WF/MFS Value CIT (N)	*	1,198
Wells Fargo Stable Return Fund (N)	*	940
Vanguard Target Retirement 2030 Fund		757
Vanguard Target Retirement 2020 Fund		637
Janus Overseas Fund (I)		593
Vanguard Target Retirement 2040 Fund		566
Vanguard Target Retirement 2050 Fund		164
Vanguard Target Retirement 2010 Fund		104
Vanguard Target Retirement Income Fund		83
MFS Value Fund (R4)		3
PIMCO Total Return Fund (I)		(50)
Prudential Jennison Mid Cap Growth Fund (Z)		(83)
WF/Blackrock International Equity Index CIT (N)	*	(309)
Baron Small Cap Fund (I)		(311)
Invesco Equity and Income Fund (R6)		(381)
Delaware Emerging Markets (I)		(2,166)
Kemper ESOP Fund	*	(2,207)
Perkins Small Cap Value Fund (I)		(2,333)
Net Appreciation of Current Investments		$6,216
Each party known to be a party-in-interest to the Plan has been identified with an asterisk in the three preceding tables. Additional information, including investment strategies, pertaining to the above listed investments is contained in the prospectuses and financial statements of the funds.

Notes to the Financial Statements (continued)

Note 4 – Fair Value Measurements
The Plan uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
•Level 1 – Quoted prices in an active market for identical assets or liabilities;
•Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
•Level 3 – Unobservable inputs for the asset or liability being measured.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to use management judgment to adjust quoted market prices in an active market.
The valuation of assets measured at fair value at December 31, 2014 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$66,224	$—	$66,224
Large Cap Stock	—	65,785	—	65,785
International	—	4,623	—	4,623
Mutual Fund Shares:
Large Cap Stock	23,508	—	—	23,508
Small/Mid Cap Stock	52,969	—	—	52,969
International	15,011	—	—	15,011
Balanced	71,877	—	—	71,877
Fixed Income	25,203	—	—	25,203
Kemper ESOP Fund	15,379	—	—	15,379
Total Investments at Fair Value	$203,947	$136,632	$—	$340,579

Notes to the Financial Statements (continued)

Note 4 – Fair Value Measurements (continued)
The valuation of assets measured at fair value at December 31, 2013 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$69,829	$—	$69,829
Large Cap Stock	—	38,800	—	38,800
International	—	4,331	—	4,331
Mutual Fund Shares:
Large Cap Stock	43,869	—	—	43,869
Small/Mid Cap Stock	50,680	—	—	50,680
International	17,826	—	—	17,826
Balanced	62,532	—	—	62,532
Fixed Income	26,118	—	—	26,118
Kemper ESOP Fund	19,297	—	—	19,297
Total Investments at Fair Value	$220,322	$112,960	$—	$333,282
The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2014 or 2013.
Note 5 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 25, 2013 that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since the receipt of such letter; however, the Company believes that the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements.
During the first quarter of 2015, Kemper extended the federal statute of limitations for its 2007 through 2011 tax years until December 31, 2015. The extension was requested by the IRS to provide the Joint Committee on Taxation (“JCT”) additional time to complete a review required by statute. In April 2015, Kemper received a letter dated April 3, 2015, indicating that the JCT had completed its review and had taken no exception to the IRS’s conclusion to accept Kemper’s tax returns as filed, effectively settling the extended years for Kemper and the Plan. The Plan is subject to examination for the 2014, 2013 and 2012 tax years.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.

Notes to the Financial Statements (continued)

Note 6 – Related Parties
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.
Mr. Christopher B. Sarofim, a director of Kemper, is Vice Chairman and a member of the board of directors of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund. Effective November 4, 2014, the Dreyfus Appreciation Plan was removed as an investment option in the Plan, and participants’ invested balances in the fund were transferred to the WF/Blackrock S&P 500 Index CIT (N) fund.
At December 31, 2014 and 2013, the Kemper ESOP Fund held 421,821 shares and 464,435 shares of Kemper common stock, respectively, at aggregate fair values of $15,232 thousand and $18,986 thousand, respectively. The Plan recorded dividends of $433 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2014.
Note 7 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2014 and 2013.

(Dollars in Thousands)	Dec 31, 2014	Dec 31, 2013
Net Assets Available for Benefits per the Financial Statements	$348,300	$342,186
Plus Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	920	565
Total Assets per the Form 5500	349,220	342,751
Minus Liability for Unpaid Benefits per the Form 5500	(61)	(102)
Net Assets per the Form 5500	$349,159	$342,649
The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2014.

(Dollars in Thousands)
Increase in Net Assets Available for Benefits per the Financial Statements	$6,114
Plus:
Change in the Liability for Unpaid Benefits per the Form 5500	41
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	355
Total Net Income per the Form 5500	$6,510
Note 8 – Nonexempt Party-in-interest Transactions
The Company did not remit certain participant contributions and loan repayments totaling $187,296 in 2014 within the time frame required by Department of Labor Regulation 2510.3-102. Accordingly, the Company will file a Form 5330 with the IRS prior to July 31, 2015 and pay an excise tax of $5. In addition, $30 was credited in total to the impacted participants for the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
The Company did not remit certain participant contributions and loan repayments totaling $49,575 in 2013 within the time frame required by Department of Labor Regulation 2510.3-102. Accordingly, the Company filed Form 5330 with the IRS on July 31, 2014 and paid an excise tax of $6. In addition, $40 was credited in total to the impacted participants for the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

Kemper Corporation 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Question 4a—
Delinquent Participant Contributions
For the Year Ended December 31, 2014
EIN #: 95-4255452
PLAN #: 003

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$187,296	$187,296

Note: The Plan sponsor corrected these contributions in 2015 outside of the Voluntary Fiduciary Correction Program.

See Accompanying Report of Independent Registered Public Accounting Firm.

Kemper Corporation 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2014
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return Fund (N)	Collective Trust	$66,224
*	WF/Blackrock S&P 500 Index CIT (N)	Collective Trust	53,418
	PIMCO Total Return Fund (I)	Mutual Fund Shares	25,203
	JP Morgan Large Cap Growth Fund (R6)	Mutual Fund Shares	23,508
	Invesco Equity and Income Fund (R6)	Mutual Fund Shares	17,554
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	16,934
	John Hancock Disciplined Value Mid Cap Fund (I)	Mutual Fund Shares	16,816
	Perkins Small Cap Value Fund (I)	Mutual Fund Shares	16,023
*	Kemper ESOP Fund	Common Stock	15,379
	Delaware Emerging Markets Fund (I)	Mutual Fund Shares	15,011
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	14,286
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	12,870
*	WF/MFS Value CIT (R4)	Collective Trust	12,367
	Prudential Jennison Mid Cap Growth Fund (Z)	Mutual Fund Shares	12,016
	Baron Small Cap Fund (I)	Mutual Fund Shares	8,114
*	WF/Blackrock International Equity Index CIT (N)	Collective Trust	4,623
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	3,969
	Vanguard Target Retirement 2010 Fund	Mutual Fund Shares	3,466
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	2,798
	Total Investments Reported in the Financial Statements		340,579
*	Notes Receivable from Participants**	Participant Loans (Maturing 2014 - 2020 at Interest Rates of 4.25% - 4.25%)	8,509
	Total Investments Reported in the 5500		$349,088

*	This party is known to be a party-in-interest to the Plan.
**	Net of $71 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

See Accompanying Report of Independent Registered Public Accounting Firm.
.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) SAVINGS PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Vice President

June 16, 2015

Exhibit Index

23.1	Consent of Deloitte & Touche LLP